UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-35563

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Pembina Pipeline Corporation

(Translation of registrant's name into English)

4000, 585 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Notice dated April 26, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 26, 2022.

PEMBINA PIPELINE CORPORATION

By:	/s/ Janet C. Loduca
Name:	Janet C. Loduca
Title:	Senior Vice President, External Affairs & Chief Legal and Sustainability Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Notice dated April 26, 2022